

January 26, 2011

Mr. James Vandeberg
Chief Financial Officer
Legend Oil & Gas, LTD.
601 Union Street, Suite 4500
Seattle, WA 98101

   RE: **Legend Oil & Gas, LTD.**
      Form 8-K
      Filed January 25, 2011
      File No. 0-49752

Dear Mr. Vandeberg:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Engagement of new accountant:

1. We note that you have engaged a new accountant. Your disclosure indicates that during the fiscal years ending December 31, 2008 and December 31, 2009 you did not consult with the new accountants. Please revise to clarify whether there were any consultations with your new accountants during the subsequent interim period up through the date of engagement.

Exhibit 16:

2. Please file an amendment to your Form 8-K once you receive a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3432.

Sincerely,

William H. Demarest IV
Staff Accountant